EXHIBIT 99.1

Annual General Meeting

The Registrant hereby announces that at the adjourned Annual General Meeting of shareholders held today, November 8, 2016, the following proposed resolutions were adopted:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner and Ziv Dekel, and to elect Moti Harel to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve certain amendments to the Company's Compensation Policy.

3.	To approve the compensation for the Company's Chairman.

4.	To approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company’s Ordinary Shares.

5.	To approve for the Company's President: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company's Ordinary Shares.

6.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

7.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2016; and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on September 14, 2016.